Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
March 9, 2005 at 2.00 pm

WRIT RECEIVED IN TOBACCO PRODUCT LIABILITY CASE

Amer Group Plc and its subsidiary Amerintie 1 Oy (formerly Amer Tobacco Ltd) have been served a writ concerning product liability. The plaintiff is a private individual and the claim for compensation amounts to about EUR 130,000. British American Tobacco Nordic Oy has also been served a writ.

The plaintiff has requested that the suit be heard at the same trial as three other suits, because the grounds for the cases are essentially the same. According to the plaintiff's attorney, the compensation sought in the three other suits is equal in amount to the claim now served; in the case of the other suits, the defendants will be served in the next few days.

The subject of the claim for compensation is the plaintiff's sickness and the marketing and sale of tobacco products during the period 1975-2002. Amer Group divested its tobacco business in March 2004. In Amer Group Plc's view, the claims for compensation are not material to the Group's financial position.

The Group's understanding is that the financial risks related to the discontinued tobacco business have not changed and remain insignificant.

For further information, please contact:
Mr Heikki Koponen, Director, Legal Affairs, tel. +358 9 7257 8217

AMER GROUP PLC
Communications

Ms Maarit Mikkonen
Communications Manager

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER GROUP
Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 122.0 million on net sales of EUR 1,058.8 million. Earnings per share were EUR 1.19. At the end of 2004 the Company had 4,066 employees.